UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable

PART I — REGISTRANT INFORMATION

Georgia Gulf Corporation
Full Name of Registrant

Not applicable
Former Name if Applicable

115 Perimeter Center Place, Suite 460
Address of Principal Executive Office (Street and Number)

Atlanta, Georgia 30346
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On November 2, 2010, Georgia Gulf Corporation (the “Company”) disclosed in a Current Report on Form 8-K that its unaudited condensed consolidated financial statements for the quarters ended September 30, 2009, March 31, 2010 and June 30, 2010 and its audited consolidated financial statements for the year ended December 31, 2009 should no longer be relied upon, and that the Company would restate its financial results for the applicable periods.

While the Company has worked diligently to complete the complex analyses, evaluations, reviews and verifications necessary to prepare revised financial statements for the above-referenced periods, the Company is unable to finalize those financial statements and related information, without unreasonable effort or expense, by November 15, 2010, the prescribed due date for filing the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2010 (the “September 2010 Form 10-Q”).  The Company currently expects to finalize those financial statements and related information and complete the related filings, as well as the filing of the September 2010 Form 10-Q, with the SEC on or before November 22, 2010.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Gregory C. Thompson	Chief Financial Officer	770-395-4500
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Anticipated Change in Results of Operations

Georgia Gulf Corporation reported net sales of $758.0 million for the third quarter of 2010, 36 percent higher than the net sales of $556.3 million reported in the third quarter of 2009.  The sales increase is primarily due to higher sales prices in vinyl resins and caustic soda, as well as higher volumes in all of the Company’s aromatics products.

The Company reported operating income of $53.2 million for the third quarter of 2010 compared to operating income of $38.6 million for the third quarter of 2009.  The third quarter of 2009 includes a pre-tax net benefit of $1.8 million resulting from a net restructuring gain.  The increase in operating income was primarily driven by higher ECU values and higher chlorovinyls and aromatics volumes, partially offset by higher raw materials costs and lower sales volumes in the Company’s building products segment.

As of September 30, 2010, the Company had $38.7 million of cash on hand as well as $217.5 million of borrowing capacity available under its asset based loan facility.  During the third quarter of 2010 liquidity improved $22.7 million when compared to the end of the second quarter of 2010.  As of June 30, 2010, the Company had $35.2 million of cash on hand and $198.3 million of borrowing capacity available under its asset based loan facility.

Georgia Gulf Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 15, 2010	By	/s/ Gregory C. Thompson
Printed Name: Gregory C. Thompson
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).